

March 22, 2013

<u>Via E-Mail</u>
Tatiana Mironenko
President
Vista Holding Group Corp., Inc.
Runovsky per., 11/13 str. 2, kv. 36
Moscow, Russia 115184

> **Re: Vista Holding Group Corp., Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-184795**
> **Filed February 25, 2013**

Dear Ms. Mironenko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comment refer to our letter dated February 1, 2013.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business</u>

<u>Government Regulation, page 23</u>

1.   Your revisions to your amendment in response to prior comment 5 disclose your belief that you do not need any approvals, permits, registration licenses, accreditation or the like to operate a U.S. corporation directly in the Russian Federation. Please disclose the basis for this belief since you did not receive an opinion from Russian counsel. Please also consider a risk factor that clarifies the risk to investors if you are not in compliance with Russian Federation laws to legally operate a U.S. corporation in Russia.

2.   Further, it is unclear whether you believe the Russian regulatory environment and currency restrictions, if any, do not apply to you because you believe you do not "plan to have any operation in Russia or hire Russian employees." We note your sole officer is a Russian national located in Moscow and your plan of operation on pages 16 and 17 refers to opening an office and purchasing equipment in Russia, seeking clients in Russia, and engaging consultants that work in Russia. It appears that substantially all of your business activities will be in Russia and it is unclear how you will manage the financial aspect of your operations without generating and spending funds in Russia and maintaining Russian bank account(s). Please expand your disclosure and resolve apparent discrepancies.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        David Lubin, Esq.